Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(the "Company")

SCRIP DIVIDEND SCHEME LISTING APPLICATION

London, 27 May 2014 – The Company announces that an application has been made for the listing of 36,366 new ordinary shares of US$0.05 each fully paid ("Shares") to the United Kingdom Listing Authority and for trading of the Shares with the London Stock Exchange. Admission of the Shares to the Official List is expected to occur on Friday 30 May 2014. This application is being made pursuant to the Scrip Dividend Scheme in lieu of a cash dividend with respect of the final dividend for the year ended 31 December 2013. When issued, the Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

A copy of the Notice of the Annual General Meeting dated 28 March 2014 which incorporates the terms and conditions of the Scrip Dividend Scheme was submitted to the National Storage Mechanism in March 2014 and is available for inspection at www.hemscott.com/nsm.do.

Randgold Resources enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 771 1338	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	randgold@dpapr.com

Website: www.randgoldresources.com